EXHIBIT 20.1

FOR IMMEDIATE RELEASE

         CHUBB CORP. ANNOUNCES DIVIDEND INCREASE, NEW SHARE REPURCHASE
                    PROGRAM AND LIFE AND REAL ESTATE CHARGES

      WARREN, N.J., March 7, 1997 - The Board of Directors of The Chubb Corporation today declared a regular quarterly dividend in the amount of $0.29 per share payable April 8, 1997 to shareholders of record on March 21, 1997. This represents an increase of 7.4% over the $0.27 dividend paid last quarter.

      The Board also approved a new share repurchase program authorizing Chubb to buy back up to 17.5 million shares or approximately 10% of its common stock outstanding. The purchases will be made from time to time in the open market or in privately negotiated transactions. This new program replaces an existing, smaller program in effect since 1994.

      The Chubb Corporation also announced today that it is re- stating its preliminary 1996 financial results to reflect the classification of its life insurance business as a discontinued operation and to recognize a $160 million after-tax charge re- lated to the write-down of certain real estate assets.

      As a result of the definitive agreement reached on February 23 with Jefferson-Pilot Corporation to purchase Chubb Life Insurance Company of America for $875 million, Chubb is classi- fying its life insurance business as a discontinued operation and is recognizing an after-tax loss of $22 million on the sale.

      In February of 1997, Chubb decided to pursue the sale of certain real estate assets and has since entered into an agree- ment with a prospective purchaser to perform due diligence in anticipation of executing a contract for the sale of substan- tially all of Chubb's commercial properties. This change in its real estate strategy caused Chubb to reevaluate the carrying value of these assets which resulted in the $160 million after-tax charge.

      As a result of these developments, Chubb's restated results for 1996 and 1995 are as follows:

                                              Amounts         Per Share
                                           --------------    ------------
                                           1996     1995     1996   1995
                                           ----     ----     ----   ----
                                            ($ Millions)
Operating income from
continuing operations (*)                  $434.2  $583.7   $2.46  $3.29
Income from continuing operations
(including realized investment gains)      $486.2  $654.4   $2.75  $3.70
Income from discontinued operations          26.5    42.2     .15    .23
                                           ------  ------   ------ -----
Net income                                 $512.7  $696.6   $2.90  $3.93
                                           ======  ======   =====  =====


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(*) 1996 amounts reflect an after-tax charge of $160 million or $0.89 per share related to the write-down of certain real estate assets.



For further information contact:          Gail E. Devlin
                                          (908) 903-3245

                                          Glenn A. Montgomery
                                          (908) 903-2365